Wefunder Revenue Share Calculator -- Inputs and Outputs

Please enter inputs in the orange cells

Company name	Stride Development
Tentative loan disbursal date	Jan 01, 2024
Total target loan amount	$64,985
Multiple for investors	2.00 [1]
% of revenues	2% [2]
2024 revenue	$250,000
2025 revenue	$700,000
2026 revenue	$1,000,000
Projected annual growth rate	75%
Years to repay	2.75
"Interest" per year	36%

Quarterly view

Quarter	Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q1, 2024	2024	$0	$0	$0	$129,970
Q2, 2024	2024	$480,000	$9,600	$9,600	$120,370
Q3, 2024	2024	$480,000	$9,600	$19,200	$110,770
Q4, 2024	2024	$480,000	$9,600	$28,800	$101,170
Q1, 2025	2025	$0	$0	$28,800	$101,170
Q2, 2025	2025	$0	$0	$28,800	$101,170
Q3, 2025	2025	$1,100,000	$22,000	$50,800	$79,170
Q4, 2025	2025	$250,000	$5,000	$55,800	$74,170
Q1, 2026	2026	$850,000	$17,000	$72,800	$57,170
Q2, 2026	2026	$2,650,000	$53,000	$125,800	$4,170
Q3, 2026	2026	$2,650,000	$4,170	$129,970	$0

Annual view

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2024	$1,440,000	$28,800	$28,800	$101,170
2025	$1,350,000	$27,000	$55,800	$74,170
2026	$7,950,000	$74,170	$129,970	$0

Please enter inputs in the orange cells

Quarterly view

Quarter	Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q2 2045	2045	$0	$0	$120,970	$0
Q3 2045	2045	$0	$0	$120,970	$0
Q4 2045	2045	$0	$0	$120,970	$0
Q1 2046	2046	$0	$0	$120,970	$0
Q2 2046	2046	$0	$0	$120,970	$0
Q3 2046	2046	$0	$0	$120,970	$0
Q4 2046	2046	$0	$0	$120,970	$0
Q1 2047	2047	$0	$0	$120,970	$0

Annual view

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount

[1] Multiple for investors:
This is perhaps the most critical variable from an investor's point of view. This multiple (typically somewhere between 1.5x - 3.0x of the principal amount) determines how much total money investors will earn over time.

[2] % of revenues:
This is the percentage of revenues which you payback to investors every repayment period.